February 14, 2025

Filed via EDGAR
Sonia Bednarowski, Sandra Hunter Berkheimer,
David Irving and Jason Niethamer
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Crypto Trust (the “Trust”)
Pre-Effective Amendment No. 2 to Registration Statement on Form S-1
(File No. 333-281615)

Dear Ms. Bednarowski, Ms. Berkheimer, Mr. Irving and Mr. Niethamer:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence with regard to the Trust’s pre-effective Amendment No. 2 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin Crypto Index ETF series of the Trust (the “Fund”), which was filed with the Commission on February 6, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1
General

1.
Comment: We note that the Fact Sheet for Franklin Crypto Index ETF indicates total net assets of $50.00 million, which is inconsistent with your disclosure in your registration statement. Please revise for consistency or advise.

Response: The Fact Sheet has been revised as requested and is attached hereto as Exhibit A. The Trust notes that the revised Fact Sheet is not intended to be published on the Fund’s website until after March 31, 2025. Accordingly, the attached is an example of the Fact Sheet content in draft form which omits certain performance and other information that is not yet available as the Fund has not yet commenced operations.

Prospectus Summary
Key Service Providers--The Sponsor, Trustee, Custodians, Administrator, Marketing Agent and Trade Credit Lender, page 1

2.
Comment:  We note your response to prior comment 1. Please revise to disclose the methodology the Administrator will use to calculate the Sponsor’s fee. In addition, we note your revised disclosure on page 2 that the Sponsor may assume expenses to ensure “that the continued operation of the Fund is practical.” Please revise to disclose what you mean by your statement that the continued operation of the Fund is “practical.”

Response: The disclosure has been revised as requested to further clarify how the Administrator will calculate the Sponsor’s fee and to revise the references to the term “practical”.

Risk Factors
Risks Related to Digital Asset Markets
The lack of full insurance and Shareholders’ limited rights, page 61

3.	Comment: We note your response to comment 4. Please disclose the current amount of the commercial crime insurance policy here and on page 136.

Response: The disclosure has been revised as requested.

The Business of the Fund
The Underlying Index, page 102

4.
Comment: Please revise to include a table in this section that identifies high market capitalization crypto assets that do not meet the Index Providers’ criteria and/or the Index Rules and the reason(s) they do not qualify.

Response: The disclosure has been revised as requested.

Creations and Redemptions, page 121

5.	Comment: Please revise to disclose here the material terms of your agreements with Jane Street and Virtu.

Response: The disclosure has been revised as requested.

U.S. Federal Income Tax Consequences, page 144

6.
Comment: Please revise your registration statement here and on page 158 to state clearly that the disclosure under the U.S. Federal Income Tax Consequences is the opinion of Stradley, Ronon, Stevens &Young LLP. In addition, please have counsel revise Exhibit 8.1 to clarify that the disclosure in the U.S. Federal Income Tax Consequences section of the prospectus is the opinion of Stradley, Ronon, Stevens & Young LLP.

Response: The disclosure and Exhibit 8.1 have been revised as requested.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.
Very truly yours,

/s/ Julie Patel
Julie Patel
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Navid J. Tofigh, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

Exhibit A

Franklin Crypto Index ETF (EZPZ)

FRANKLIN TEMPLETON

Digital Assets | Fact Sheet as of 3/31/25

Investment Overview

The Fund seeks to provide investment results that closely correspond, before Fund expenses and liabilities, to the performance of the Underlying Index. The Underlying Index is a free float-adjusted market capitalization weighted index of liquid digital assets that are recognized as being in conformance with prevailing capital markets regulations of major financial jurisdictions including the United States as determined by the Index Provider. As of [3/31/25], the Underlying Index's constituents are bitcoin and ether (the "Digital Assets"). The Fund will seek to achieve its investment objective by investing in the Digital Assets in approximately the same weights as they represent in the Underlying Index.

- **SIMPLIFIED ACCESS:** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **CREDIBILITY:** Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.
- **EVOLVING REPRESENTATION OF CRYPTO BETA:** The Fund intends to add new digital assets as they become eligible for inclusion in the Underlying Index, pending necessary regulatory approvals.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Growth of $10,000

Inception through March 31, 2026

Market Price Returns, assuming [distributions] reinvested

$14,130
16K
14K
12K
10K
8K
6K
4K
2K
0K
Chart displays after 1yr.
Data pending
Jun-24
Aug-24
Oct-24
Dec-24
Feb-25
Apr-25
Jun-25

The Growth of $10,000 chart reflects a hypothetical $10,000 investment based on Market Price. Fund expense, including sponsor fee and other expenses were deducted.

Total Returns (%)

	Cumulative			Average Annual					Inception
	3-Mth	6-Mth	YTD	1-Yr	3-Yr	5-Yr	10-Yr	Since Inception	Date
NAV Returns	—	—	X	—	—	—	—	—	M/DD/25
Market Price Returns	—	—	X	Data pending		—	—	—	M/DD/25
Benchmark	—	—	X	—	—	—	—	—	—

Calendar Year Total Returns (%)

	2024	2023	2022	2021	2020	2019	2018	2017	2016	2015
NAV Returns	—	—	—	—	—	—	—	—	—	—
Market Price Returns	—	—	—	Data pending		—	—	—	—	—
Benchmark	—	—	—	—	—	—	—	—	—	—

Fund Overview

Fund Inception Date	M/DD/25
Gross Sponsor Fee	0.19%
Net Sponsor Fee	0.00%
ETF Category	Indexed
Asset Class	Alternatives
Listed Exchange	Cboe
Cboe Ticker	EZPZ
CUSIP	353 49C 109
ISIN	US35349C109
Digital Asset Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Benchmark (Underlying Index)

CF Institutional Digital Asset Index - US - Settlement Price

Fund Characteristics

	Fund
Total Net Assets	$TBD

Performance data quoted represents past performance, which does not guarantee future results. *Current performance may be lower or higher than the figures shown. Principal value and investment returns will fluctuate, and investors' shares, when redeemed, may be worth more or less than the original cost. Performance would have been lower if fees had not been waived in various periods. Total returns assume the reinvestment of all distributions and the deduction of all fund expenses. An investor cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expense or sales charges. Returns for periods of less than one year are not annualized. For current month-end performance, please call Franklin Templeton at (800) DIAL BEN/(800) 342-5236 or visit www.franklintempleton.com*

Net Asset Value (NAV) returns are based on the NAV of the ETP; Market Price returns are based upon the official closing price of the ETP's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 4 p.m. Eastern time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times. Performance for the ETP and its benchmark index are as of the ETP's last trading day before the end of the period.

The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund at least quarterly in arrears. The Fund's expenses will reduce the NAV of the Fund. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. **Net Sponsor Fee:** For a period commencing on the day the Shares are initially listed on the Exchange to ___, 2025, the Sponsor will waive the entire Sponsor's Fee on the first $10.0 billion of the Fund's assets.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Crypto Trust (the "Trust"). The Trust is a Delaware statutory trust. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. CF Benchmarks Ltd. (the "Index Provider") has licensed the use of the Underlying Index by the Fund. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's digital assets. CSC Delaware Trust Company is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent")

tel: (800) DIAL BEN/342-5236 | franklintempleton.com

Not FDIC Insured | May Lose Value | No Bank Guarantee

Franklin Crypto Index ETF (EZPZ) as of Month DD, YEAR

What should I know before investing?

This is **not a direct investment in bitcoin or ether, but rather,** an exchange-traded product that invests in bitcoin and ether ("Digital Assets").

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. **The Fund holds only bitcoin, ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan. The Fund issues a Schedule K-1.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the Digital Assets held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the values of the Digital Assets, which have been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of the Digital Assets, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.
Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.
Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of the Digital Assets. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider digital asset market, the value of the Digital Assets and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.
Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Digital Assets or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of the Digital Assets, mining activity, validation activity, digital wallets, the provision of services related to trading and custodying Digital Assets, the operation of the Bitcoin and Ethereum networks, or the digital asset markets generally.
The Underlying Index, as well as the index prices used to calculate the value of the Fund's Digital Assets have limited performance history and may be volatile, and could experience calculation or other errors, in which case the Underlying Index price could fail to track the Digital Asset prices, which could adversely affect the value of the Shares. Moreover, the Index Provider could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Bitcoin or Ethereum blockchains could adversely affect the value of the Shares. The Fund does not have the ability to hold any asset (including any crypto asset) other than bitcoin, ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.
The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Assets price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The amounts of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor's Fee and other Fund expenses including costs incurred in connection with rebalancing/reconstitutions of the Fund's investments in accordance with the Underlying Index. Without increases in the price of the Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.
Security threats to the Fund's account at the Digital Assets Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**
If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the Fund's NAV may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.
The Fund intends to add new digital assets as they become eligible for inclusion in the Underlying Index, pending necessary regulatory approvals. There can be no assurance as to whether or when such regulatory approval would be granted for the Fund to hold additional digital assets beyond bitcoin and ether. **The Fund performance may differ significantly from the Underlying Index performance** during times when the Fund is not yet invested in these additional digital assets.
The Fund seeks to provide investment results that correspond to the Digital Assets exposure of the Underlying Index, and **will not speculatively trade Digital Assets** based on price movements.

Important Information

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.
The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of digital assets published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of digital assets. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the value of the Fund's investments and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.
ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETPs net asset value. Brokerage commissions and ETP expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.

Canada: This content is intended only for Canadian institutional investors that qualify as "permitted clients" as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. U.S. securities laws generally limit a non-U.S. fund's purchase of a U.S. registered mutual fund or ETF (a "U.S. Fund") to no more than 3% of the U.S. Fund's voting stock. You should consult your legal counsel prior to investing in a U.S. Fund.

The CF Institutional Digital Asset Index - US - Settlement Price is a liquid investible benchmark portfolio index designed to track the performance of portfolio composed of the largest digital assets being recognized as being in conformance with major financial jurisdictions prevailing capital markets. Index constituents are weighted by free float market capitalization. Source: CF Benchmarks Ltd. CF BENCHMARKS LTD INDEX DATA IS USED UNDER LICENSE AS A SOURCE OF INFORMATION FOR CERTAIN OF THE FUND OR THE SPONSOR'S PRODUCTS. NEITHER CF BENCHMARKS LTD NOR ITS LICENSORS OR AGENTS HAS ANY OTHER CONNECTION TO THE FUND OR THE SPONSOR'S PRODUCTS AND SERVICES AND DOES NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY OF THE FUND OR THE SPONSOR'S PRODUCTS OR SERVICES. CF BENCHMARKS ITS LICENSORS AND ITS AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE FUND OR THE SPONSOR'S PRODUCTS AND SERVICES. CF BENCHMARKS ITS LICENSORS AND ITS AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. Indexes are unmanaged, and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges. Important data provider notices and terms available at www.franklintempletondatasources.com. All data is subject to change.
© 2025 Franklin Templeton. Franklin Distributors, LLC. Member FINRA/SIPC.

Before investing, carefully consider a Fund's investment objectives, risks, charges and expenses. You can find this and other information in the prospectus, which is available for free, at www.franklintempleton.com. Please read it carefully.

41786 EZPZ-FF 0325